UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June, 2005

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___________________

NEWS RELEASE

CRYOPAK NEGOTIATES SETTLEMENT FOR PORTION OF

CONVERTIBLE LOAN AGREEMENT

Vancouver, B.C. – June 13, 2005 – Cryopak Industries Inc. (TSX-V: CYK) (“Cryopak”)

today announced that it has concluded an arrangement to settle approximately $575,000 of principal and accrued interest on its outstanding Convertible Loan Agreement (“CLA”) which came due June 7, 2003, for payment of $218,250.

“In January of this year we were able to successfully extend repayment for $1.6 million of the $3.6 million outstanding CLA on financially responsible terms. We are pleased to be able to take this second big step towards resolving this situation, “ stated Mr. Martin Carsky, President and CEO of Cryopak. “This is a real milestone for us. In the past six months we have been able to successfully negotiate a resolution to over 50% of the outstanding CLA, “ added Mr. John McEwen, Chairman of the Board.

About Cryopak

With ISO 9001:2000 certified facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions.  Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies.  In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs.  These products are marketed under such popular brand names as Ice-Pak(TM), Flexible Ice(TM) Blanket, Simply Cozy(R), and Flex Pak(TM).  In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals.  Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes.  Our shares are listed on the TSX Venture Exchange under the symbol CYK.  For more information about Cryopak, please visit our website address at:  www.cryopak.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Martin Carsky, President and CEO

Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995).  Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT

Cryopak Industries Inc.
Martin Carsky
President and CEO
1-800-667-2532
Website: www.cryopak.com